FFTW Funds, Inc.
N-SAR Filing dated 08/27/2003

Item 77Q1


77C & 77I

     On April 25, 2003, the Sole Shareholder of Global Inflation-Indexed Hedged Portfolio of FFTW, in accordance with Article I, Section 10 of the By-Laws of the Fund and in lieu of a special meeting of shareholders, consented to a proposed modification of Global Inflation-Indexed Hedged's fundamental investment restriction with respect to concentration of investments. The modification permits Global Inflation-Indexed Hedged, under normal circumstances, to invest more than 25% of its total assets in securities issued by one or more of the following foreign governments: United Kingdom, France, Australia, Canada, New Zealand and Sweden (collectively, the "Government Group"). Except for securities issued by the Government Group or U.S. Government Securities, Global Inflation-Indexed Hedged may not invest more than 25% of its total assets in any industry or foreign government. If Global Inflation-Indexed Hedged invests more than 25% of its total assets in securities of a single issuer in the Government Group, the percentage of that issuer's securities in the Portfolio will not be more than fifteen percentage points higher than that issuer's weighting in the Barclay's Global Inflation-Linked Bond Index Hedged, the Portfolio's benchmark index, or any replacement benchmark index that is selected and approved by the Fund's Board of Directors

77J

     On October 16, 2002, the FFTW Emerging Markets Portfolio purchased a new position in a Republic of Argentina Bond, ISIN US040114FC91. The security was in default when purchased; however, the fund accrued interest on the bond up through January 6, 2002 in error. This interest accrual overstated the NAVs released on November 29, 2002 through January 3, 2003.